SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2012

Commission File Number 0-28800

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2012, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 28, 2012, entitled "GROUP RESULTS FOR THE QUARTER AND YEAR ENDED 30 JUNE 2012".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 28, 2012   By: /s/ Themba Gwebu
                                              Name: Themba Gwebu
                                              Title: Company Secretary

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NYSE trading symbol: DRD • ("DRDGOLD" or "the Group")

DRD GOLD LIMITED

GROUP RESULTS FOR THE QUARTER AND YEAR ENDED 30 JUNE 2012

KEY FEATURES FOR THE YEAR

- Dividend declared of 10 cents per ordinary share, up 33%
- Operating profit from continuing operations up 53% to R622.2 million
- Headline earnings per share from continuing operations up 259% to 61 cents per share
- Net cash flow from operations up 91% to R619.5 million
- Ergo's flotation/fine-grind project on track, to be completed in February 2013
- Restructuring of surface retreatment operations completed
- Blyvoor disposal completed

Review of operations		Quarter	Quarter	% change	Quarter	12 months to	12 months to	% change
Group		**Jun 2012**	**Mar 2012**		**Jun 2011**	**30 Jun 2012**	**30 Jun 2011**	
Gold production								
Continuing operations	oz	**32 216**	34 947	(8)	35 364	**135 708**	144 065	(6)
	kg	**1 002**	1 087	(8)	1 100	**4 221**	4 481	(6)
Discontinued operations	oz	**12 023**	25 946	(54)	27 715	**96 645**	121 114	(20)
	kg	**374**	807	(54)	862	**3 006**	3 767	(20)
Group	oz	**44 239**	60 893	(27)	63 079	**232 353**	265 179	(12)
	kg	**1 376**	1 894	(27)	1 962	**7 227**	8 248	(12)
Gold production sold								
Continuing operations	oz	**29 966**	34 947	(14)	33 436	**135 419**	143 585	(6)
	kg	**932**	1 087	(14)	1 040	**4 212**	4 466	(6)
Discontinued operations	oz	**10 737**	25 946	(59)	27 714	**95 359**	124 005	(23)
	kg	**334**	807	(59)	862	**2 966**	3 857	(23)
Group	oz	**40 703**	60 893	(33)	61 150	**230 778**	267 590	(14)
	kg	**1 266**	1 894	(33)	1 902	**7 178**	8 323	(14)
Cash operating costs								
Continuing operations	US$ per oz	**1 161**	1 074	8	1 057	**1 096**	973	13
	ZAR per kg	**302 221**	267 044	13	230 270	**272 778**	218 867	25
Discontinued operations	US$ per oz	**1 590**	1 391	14	1 573	**1 404**	1 290	9
	ZAR per kg	**432 307**	346 875	25	344 006	**350 032**	289 870	21
Group	US$ per oz	**1 278**	1 209	6	1 283	**1 223**	1 119	9
	ZAR per kg	**337 579**	301 059	12	280 240	**304 912**	251 296	21
Gold price received	US$ per oz	**1 575**	1 691	(7)	1 522	**1 679**	1 372	22
	ZAR per kg	**421 834**	421 420	–	331 372	**418 538**	308 221	36
Capital expenditure	US$ million	**11.7**	8.0	46	13.8	**41.1**	45.3	(9)
	ZAR million	**94.6**	62.2	52	93.6	**319.1**	315.8	1

STOCK

Issued capital

385 383 767 ordinary no par value shares

6 268 173 treasury shares held within the group

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 398 740 179

STOCK TRADED	JSE	NYSE*
Average volume for the quarter per day ('000)	610	471
% of issued stock traded (annualised)	41	32
Price • High	R5.84	$0.743
• Low	R4.70	$0.560
• Close	R5.35	$0.655

This data represents per share data and not ADS data - one ADS reflects ten ordinary shares

Dear shareholder

We have ended the year with numerous achievements under our belt. Operating profit from continuing operations was 53% higher year on year at R622.2 million, contributing to a 259% increase in headline earnings per share from continuing operations ("HEPS") to 61 South African ("SA") cents. Net cash flow from operations rose by 91% to R617.5 million. We have declared a dividend of 10 SA cents per ordinary share for the year – our fifth successive annual dividend declaration.

Completion and commissioning of the R350 million Ergo plant upgrade to a volume capacity of 1.8 million tonnes per month and of the Crown-Ergo pipeline facilitated full consolidation of our surface retreatment footprint. Amid several changes, including the phasing out of two plants, the commissioning of two new reclamation sites and phasing out of two depleted sites, including the very lucrative Top Star dump, we were encouraged by the final production number from this operation of 135 708oz, 3% short of the lower end of our steady-state annual target.

Work began, and is now well advanced, on the flotation/fine-grind circuit at the Brakpan plant. This is funded in part by R111 million raised through a Domestic Medium-Term Note Programme.

We have completed Part A of the disposal of our 74% interest in Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") to Village Main Reef Limited ("Village") settled in 85 714 286 Village shares. We stated earlier that our goal was to transfer Blyvoor to an experienced operator – we believe that the Village team is just that, and that this will show in the performance of their stock, of which we now hold just under 9%.

We also re-invested just under R58 million of surplus cash, part of which was made up of the proceeds of the working capital adjustment owed by Village to DRDGOLD to repurchase a total of 9 852 800 million DRDGOLD ordinary shares.

We are also very grateful that, for the fifth consecutive quarter, we have avoided mining-related fatalities, and in fact achieved a significant 180 days lost time injury free shifts at our Crown and Knights plant. Sadly though, a member of the personnel of our security contractor, Emanuel Zama Rikhothso, passed away from inhaling fumes from a wood fire contained in a metal drum while he was on duty in an enclosed shelter. A detailed account of our safety, health and environmental performance in FY2012 is contained in our Sustainable Development Report for the year, scheduled for publication around the end of September 2012.

RESERVES AND RESOURCES

DRDGOLD's total attributable mineral reserves and resources in FY2012 were both lower – the former at 1.8Moz and the latter at 37.6Moz – due to the disposal of Blyvoor.

The FY2012 reserve and resource information was prepared in compliance with the South African Code for Reporting Exploration Results, Mineral Resource and Mineral Reserves ("SAMREC") by DRDGOLD's designated competent person, C Mervin Brett, who is a part-time employee of DRDGOLD.

CORPORATE ACTIVITY

During the quarter we announced a restructuring of DRDGOLD, the effect of which is to consolidate into one operating entity, Ergo Mining (Pty) Ltd ("Ergo"), all of our surface retreatment operations. Ergo and East Rand Proprietary Mines Limited ("ERPM") are now both 100% held by Ergo Mining Operations (Pty) Ltd ("EMO"), which, in turn, is 74% held by DRDGOLD, 20% by our black economic empowerment ("BEE") partner, Khumo Gold SPV (Pty) Ltd and 6% by the DRDSA Empowerment Trust.

The new structure is considerably simpler, maintains DRDGOLD's full compliance with the BEE equity requirements of the Mining Charter, and is expected to result in improved operational synergies and cost savings.

Detailed operational review

CONTINUING OPERATIONS ("ERGO")

Q4 2012 V Q3 2012

Gold production was down 8% at 32 216oz from the previous quarter as a result of a 2% drop in output and a 5% decline in yield. These were as a result of the final de-commissioning of the Crown plant, and the phasing of its volumes into the Ergo plant, as well as design upgrades in the Crown-Ergo pipeline to better manage the pressure dynamics of the column. Cash operating costs rose by 13% to R302 221/kg due both to lower gold production and substantially higher electricity costs. A 16.7% increase in the cost of electricity by power utility Eskom came into effect in April and its winter tariff, in effect a premium of 60%, applied in June. Operating profit was down from R162.2 million to R114.8 million. The average Rand gold price received for the quarter remained virtually unchanged at R421 834/kg. Capital expenditure, was R82.5 million, spent mainly on on-going development of the flotation/fine-grind project at the Brakpan plant.

Q4 2012 V Q4 2011

While throughput in the quarter under review was 1% up from the 5 451 000t recorded in the comparable quarter of 2011, grade was 10% down from 0.20g/t, resulting in a 10% decline in gold production, from 35 364oz. Key factors contributing to the decline in grade were conclusion of reclamation from the higher-grade Top Star and Mennells dumps and the start of reclamation from the lower-grade 4L42 and 3A2 dumps. Cash operating costs were up 31% from R230 270/kg, a consequence both of lower gold production and the higher cost of electricity and wages. Operating profit was up 3% from R111.6 million due to the higher Rand gold price received.

FY2012 V FY2011

Gold production was 6% lower year on year at 135 708oz; while volume increased to 21 603 000t, there was a 9% decrease in grade to 0.20g/t. Lower grade was a consequence of the afore-mentioned conclusion of reclamation from the high-grade Top Star and Mennells dumps and the start of reclamation from the lower-grade 4L42 and 3A2 dumps. A 25% increase in unit cash operating costs to R272 778/kg resulted mainly from lower gold production and increases in the cost of electricity and wage increases. Operating profit was 53% higher at R622.2 million, mainly due to a 36% increase in the Rand gold price received to R418 538/kg. Capital expenditure was 15% higher at R236.2 million (FY2011: R205.3 million), reflective mainly of continued investment in development of the Ergo infrastructure to improve recoveries through the flotation/fine-grind project.

DISCONTINUED OPERATION (BLYVOOR)

The sale of DRDGOLD's 74% interest in its discontinued operation, Blyvoor, was completed in May 2012 and therefore the results for the quarter are for the months of April and May only. Consequently, results for the quarter are not comparable with those of the previous quarter, or with Q4 2011. Similarly, results for FY2012 are not comparable with those of FY2011.

ZIMBABWE

Exploration activity during the quarter remain focused on the John Bull, Leny and Ascot targets at Norton on the Zimbabwe Greenstone Belt; the KT target at Gweru; and the Guinea Fowl River alluvial target. At John Bull, trenching revealed a high of 24.5g/t with strike lengths of more than 600m. Three of six drill holes were completed, the third of which intersected two promising areas, 50 cm and 5m thick respectively. At Leny, diamond drilling has been completed. An intersection of 7.7g/t over 60cm will be followed up. A geochemical survey has shown interesting results and will need to be followed up with a further survey over a smaller grid and, possibly, drilling. At Ascot, geophysical and geochemical surveys are being undertaken. At KT, drilling results point to narrow quartz vein mineralisation and need for follow-up. At Guinea Fowl River, a pilot recovery programme has begun.

DIVIDEND

The board has approved and declared a final dividend of 10 SA cents per ordinary share (gross) in respect of the year ended 30 June 2012.

The dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a) (i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:
– The dividend has been declared out of income reserves;
– The local Dividends Tax rate is 15% (fifteen per centum);
– There are no Secondary Tax on Companies (STC) credits to be utilised;
– The gross local dividend amount is 10 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
– The net local dividend amount is 8.5 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
– DRDGOLD currently has 385 383 767 ordinary shares in issue (which includes 6 268 173 treasury shares); and
– DRDGOLD's income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

	2012
Last date to trade ordinary shares cum dividend	Friday, 5 October
Ordinary shares trade ex dividend	Monday, 8 October
Record date	Friday, 12 October
Payment date	Monday, 15 October

On payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to the shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 8 October 2012 and Friday 12 October 2012, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be Monday, 15 October 2012.

To holders of American Depository Shares

Each American Depository Share ("ADS") represents ten ordinary shares

	2012
ADSs trade ex dividend on NYSE	Wednesday, 10 October
Record date	Friday, 12 October
Approximate date for currency conversion	Friday, 19 October
Approximate payment date of dividend	Monday, 29 October

Assuming an exchange rate of R8.31/$1, the dividend payable on an ADS is equivalent to 12.03 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

LOOKING FORWARD

In order to deliver into the targets we have set for ourselves and the expectations we have created, we need to deliver into two key imperatives – maintaining volume delivery of tonnes to plant, and getting the flotation/fine-grind circuit operational before the end of this financial year. These will remain our key priorities for the current fiscal year.

We also believe that the biggest long-term upside still lies in improving recoveries and that there is room for improvement over and above the improvements the flotation/fine-grind circuit promises. We will therefore continue with research and development to further enhance metallurgical efficiency.

There are a growing number of sustainable development initiatives that are integral to our day-to-day activities and that are becoming strategically significant. By way of example, the amount of water we use requires intelligent and innovative water consumption strategies and initiatives. Manufactured capital is deployed increasingly to reduce our carbon footprint and EBDA, our business development academy, has made the step-change from a quasi-charitable and mechanical compliance institution to one that develops real human and social capital.

Going forward, we can leverage the expertise developed over years that enable us to recycle tailings profitably, to consider expanding into other areas of reclamation and recovery. To the extent that we can do this, without violating the objects of sustainable development or our strategic commitment to low risk and high margins, it may well offer an exciting new strategic course.

Niël Pretorius – *Chief Executive Officer*

28 August 2012

The condensed consolidated preliminary financial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim Financial Reporting applied to year end reporting and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2011.

The condensed consolidated financial statements of DRDGOLD Limited for the year ended 30 June 2012 have been reviewed by Mr R Davel of KPMG Inc, the group's auditor. In their review report dated 28 August 2012, which is available for inspection at the Company's Registered Office, KPMG Inc state that their review was conducted in accordance with the International Standard of Review Engagements 2410, Review of Interim Information Performed by the Independent Auditor of the Entity, which applies to a review of group preliminary financial information, and have expressed an unmodified conclusion on the condensed consolidated preliminary financial statements.

CONDENSED CONSOLIDATED		Quarter	Quarter	Quarter	12 months to	12 months to
Statement of comprehensive income		**Jun 2012**	Mar 2012	Jun 2011	30 Jun 2012	30 Jun 2011
		Rm	Rm	Rm	Rm	Rm
	Notes	**Unaudited**	Unaudited	Unaudited	Reviewed	Reviewed
Continuing operations						
Gold and silver revenue		**393.5**	458.3	344.6	**1 764.2**	1 379.5
Net operating costs		**(278.7)**	(296.1)	(233.0)	**(1 142.0)**	(972.5)
Cash operating costs		**(302.8)**	(290.3)	(253.3)	**(1 151.4)**	(980.8)
Movement in gold in process		**24.1**	(5.8)	20.3	**9.4**	8.3
Operating profit		**114.8**	162.2	111.6	**622.2**	407.0
Depreciation		**(29.7)**	(31.7)	(27.7)	**(119.2)**	(98.3)
Movement in provision for environmental rehabilitation		**(36.6)**	(9.8)	(30.1)	**(59.5)**	(47.0)
Retrenchment costs		**–**	–	–	**–**	(0.8)
Net operating profit		**48.5**	120.7	53.8	**443.5**	260.9
Impairments		**(1.1)**	–	(1.1)	**(1.1)**	(1.1)
Environmental rehabilitation costs		**(10.0)**	(13.5)	(15.8)	**(47.3)**	(41.5)
Corporate, administration and other expenses		**(45.0)**	(32.5)	(40.9)	**(130.1)**	(105.9)
Share-based payments		**(0.6)**	(0.8)	(0.3)	**(3.1)**	(2.9)
Net gain/(loss) on financial liabilities measured at amortised cost		**–**	–	3.5	**(7.1)**	(10.2)
(Loss)/profit on disposal of assets		**(9.6)**	–	1.6	**(9.6)**	3.3
Finance income		**7.8**	5.9	5.9	**24.5**	23.2
Finance expenses		**0.1**	(2.8)	2.9	**(8.7)**	(12.6)
(Loss)/profit before taxation		**(9.9)**	77.0	9.6	**261.0**	113.2
Income tax		**8.6**	(11.2)	(0.4)	**(17.0)**	(6.3)
Deferred tax		**77.7**	(8.3)	11.9	**9.0**	(23.4)
Profit after taxation		**76.4**	57.5	21.1	**253.0**	83.5
Discontinued operations						
(Loss)/profit for the period from discontinued operations	1	**(1.5)**	6.9	17.6	**134.5**	47.7
Loss on sale of subsidiary		**(10.5)**	–	–	**(10.5)**	–
Impairments from discontinued operations	1	**–**	–	(546.6)	**–**	(546.6)
Net profit/(loss) for the period		**64.4**	64.4	(507.9)	**377.0**	(415.4)
Attributable to:						
Equity owners of the parent		**58.1**	49.9	(367.9)	**308.7**	(287.9)
Non-controlling interest		**6.3**	14.5	(140.0)	**68.3**	(127.5)
		64.4	64.4	(507.9)	**377.0**	(415.4)
Other comprehensive income						
Foreign exchange translation and other		**(2.2)**	1.4	0.8	**(4.0)**	0.8
Net gain on disposal of an available-for-sale financial asset reclassified to profit or loss		**(6.7)**	–	–	**(6.7)**	–
Mark-to-market of available-for-sale investments		**19.2**	–	0.3	**19.2**	0.3
Total comprehensive income for the period		**74.7**	65.8	(506.8)	**385.5**	(414.3)
Attributable to:						
Equity owners of the parent		**69.4**	51.3	(366.9)	**318.2**	(286.9)
Non-controlling interest		**5.3**	14.5	(139.9)	**67.3**	(127.4)
		74.7	65.8	(506.8)	**385.5**	(414.3)
Reconciliation of headline earnings						
Net profit/(loss)		**58.1**	49.9	(367.9)	**308.7**	(287.9)
Adjusted for:						
– Impairments		**1.1**	–	547.7	**1.1**	547.7
– Loss/(profit) on disposal of assets		**9.6**	–	(1.6)	**9.6**	(3.3)
– Loss on sale of subsidiary		**10.5**	–	–	**10.5**	–
– Net gain on disposal of an available-for-sale financial asset reclassified from equity		**(6.7)**	–	–	**(6.7)**	–
– Non-controlling interest in headline earnings adjustment		**4.9**	–	(150.0)	**4.9**	(149.6)
– Taxation thereon		**1.7**	–	0.8	**1.7**	0.8
Headline earnings		**79.2**	49.9	29.0	**329.8**	107.7
Headline earnings per share-cents						
– From continuing operations		**22**	12	4	**61**	17
– From total operations		**21**	13	8	**86**	28
Basic earnings/(loss) per share-cents						
– From continuing operations		**18**	12	7	**57**	17
– From total operations		**15**	13	(96)	**80**	(75)
Diluted headline earnings per share-cents		**21**	13	8	**86**	28
Diluted basic earnings/(loss) per share-cents		**15**	13	(96)	**80**	(75)
Calculated on the weighted average ordinary shares issued of :		**382 373 999**	384 229 290	384 884 379	**384 169 915**	384 884 379

CONDENSED CONSOLIDATED		As at	As at	As at
Statement of financial position		**30 Jun 2012**	31 Mar 2012	30 June 2011
		Rm	Rm	Rm
	Notes	**Reviewed**	Unaudited	Reviewed
Assets				
Non-current assets		**2 021.6**	1 735.2	1 778.6
Property, plant and equipment		**1 641.6**	1 584.2	1 550.1
Non-current investments and other assets		**176.1**	10.8	25.1
Environmental rehabilitation trust funds and investments		**165.6**	104.8	134.2
Deferred tax asset		**38.3**	35.4	69.2
Current assets		**470.6**	798.5	510.0
Inventories		**105.8**	81.6	122.9
Trade and other receivables		**66.3**	118.6	128.0
Cash and cash equivalents	2	**298.5**	379.8	259.1
Assets classified as held-for-sale	1	**–**	218.5	–
Total assets		**2 492.2**	2 533.7	2 288.6
Equity and liabilities				
Equity		**1 633.9**	1 482.7	1 219.2
Equity of the owners of the parent		**1 497.2**	1 448.8	1 247.3
Non-controlling interest		**136.7**	33.9	(28.1)
Non-current liabilities		**597.3**	628.2	659.4
Loans and borrowings		**–**	–	40.4
Post-retirement and other employee benefits		**6.0**	5.9	6.3
Provision for environmental rehabilitation		**504.3**	464.9	490.2
Deferred tax liability		**87.0**	157.4	122.5
Current liabilities		**261.0**	422.8	410.0
Trade and other payables		**230.3**	239.9	330.7
Loans and borrowings	3	**30.7**	30.6	79.3
Liabilities classified as held-for-sale	1	**–**	152.3	–
Total equity and liabilities		**2 492.2**	2 533.7	2 288.6

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter	12months to	12 months to
Statement of changes in equity	**Jun 2012**	Mar 2012	Jun 2011	**30 Jun 2012**	30 Jun 2011
	Rm	Rm	Rm	**Rm**	Rm
	Unaudited	Unaudited	Unaudited	**Reviewed**	Reviewed
Balance at the beginning of the period	**1 482.7**	1 439.0	1 725.1	**1 219.2**	1 649.9
Share capital issued	**(0.5)**	–	–	**1.3**	(0.7)
– for share options exercised	**–**	–	–	**1.8**	–
– for costs	**(0.5)**	–	–	**(0.5)**	(0.7)
Increase in share-based payment reserve	**1.4**	0.8	0.9	**4.1**	3.5
Net profit/(loss) attributable to equity owners of the parent	**58.1**	49.9	(367.9)	**308.7**	(287.9)
Net profit/(loss) attributable to non-controlling interest	**6.3**	14.5	(140.0)	**68.3**	(127.5)
Disposal of subsidiary attributable to non-controlling interest	**97.5**	–	–	**97.5**	–
Dividends paid on ordinary share capital	**–**	–	–	**(28.9)**	(19.2)
Treasury shares acquired	**(21.9)**	(22.9)	–	**(44.8)**	–
Other comprehensive income	**10.3**	1.4	1.1	**8.5**	1.1
Balance as at the end of the period	**1 633.9**	1 482.7	1 219.2	**1 633.9**	1 219.2

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter	12 months to	12 months to
Statement of cash flows	**Jun 2012**	Mar 2012	Jun 2011	**30 Jun 2012**	30 Jun 2011
	Rm	Rm	Rm	**Rm**	Rm
	Unaudited	Unaudited	Unaudited	**Reviewed**	Reviewed
Net cash inflow from operations	**116.2**	141.5	103.0	**619.5**	323.9
Net cash outflow from investing activities	**(171.5)**	(67.8)	(114.6)	**(411.6)**	(335.1)
Net cash (out)/inflow from financing activities	**(26.0)**	(23.1)	1.3	**(168.5)**	81.3
Loans and other	**(4.1)**	(0.2)	1.3	**(77.6)**	132.2
Treasury shares acquired	**(21.9)**	(22.9)	–	**(44.8)**	–
Dividends paid to owners of the parent	**–**	–	–	**(28.9)**	(19.2)
Dividends paid to non-controlling interest holders	**–**	–	–	**(17.2)**	(31.7)
(Decrease)/increase in cash and cash equivalents	**(81.3)**	50.6	(10.3)	**39.4**	70.1
Translation adjustment	**–**	–	0.8	**–**	0.8
Opening cash and cash equivalents	**379.8**	329.2	268.6	**259.1**	188.2
Closing cash and cash equivalents	**298.5**	379.8	259.1	**298.5**	259.1
Reconciliation of net cash inflow from operations					
(Loss)/profit before taxation	**(9.9)**	77.0	9.6	**261.0**	113.2
(Loss)/profit from discontinued operations	**(1.5)**	6.9	(532.7)	**134.5**	(496.4)
	(11.4)	83.9	(523.1)	**395.5**	(383.2)
Adjusted for:					
Movement in gold in process	**(35.1)**	7.0	(30.6)	**(14.7)**	15.6
Depreciation and impairment	**29.1**	33.4	582.6	**122.0**	678.6
Movement in provision for environmental rehabilitation	**36.5**	10.8	35.3	**59.2**	52.6
Share-based payments	**1.4**	0.8	0.9	**4.1**	3.5
(Gain)/loss on financial liabilities measured at amortised cost	**–**	–	(33.5)	**7.1**	(17.1)
Loss/(profit) on disposal of assets	**9.6**	–	(1.6)	**9.6**	(3.3)
Finance expense and unwinding of provisions	**(0.6)**	2.3	0.8	**7.3**	9.4
Growth in Environmental Trust Funds	**(2.8)**	(1.9)	(2.8)	**(8.3)**	(8.4)
Other non-cash items	**(5.7)**	0.1	(11.9)	**(8.5)**	(14.3)
Taxation paid	**(7.1)**	(1.7)	(0.4)	**(17.3)**	(6.2)
Working capital changes	**102.3**	6.8	87.3	**63.5**	(3.3)
Net cash inflow from operations	**116.2**	141.5	103.0	**619.5**	323.9

Notes to the financial statements

1. DISCONTINUED OPERATIONS

On 8 November 2011, DRDGOLD announced the acceptance of an expression of interest ("EOI") from Village for the acquisition of DRDGOLD's entire interest in and claims against Blyvoor for R1 and 85 714 286 new ordinary shares of Village. Pursuant to the EOI, DRDGOLD, Village and Business Venture Investments No 1557 (Pty) Ltd (a wholly owned subsidiary of Village) ("Purchaser") entered into a sale of shares and claims agreement on 11 February 2012. Part A of the agreement was completed on 1 June 2012.

65 714 286 of the Consideration Shares will be held directly by DRDGOLD with a restriction on the sale of these shares for a period of six months commencing 2 May 2012, whilst the remaining 20 000 000 Consideration Shares will be held in escrow pending the outcome of the conditions precedent applicable to the Part B of the sale agreement.

	Quarter	Quarter	Quarter	11 months to	12 months to
Results of discontinued operation	**Jun 2012**	Mar 2012	Jun 2011	**31 May 2012**	30 Jun 2011
	Rm	Rm	Rm	**Rm**	Rm
	Unaudited	Unaudited	Unaudited	**Reviewed**	Reviewed
Gold and silver revenue	**140.6**	339.8	285.6	**1 240.1**	1 185.8
Net operating costs	**(150.7)**	(281.1)	(286.2)	**(1 046.9)**	(1 115.8)
Operating (loss)/profit	**(10.1)**	58.7	(0.6)	**193.2**	70.0
Depreciation	**1.7**	(1.8)	(7.2)	**(1.7)**	(32.6)
Movement in provision for environmental rehabilitation	**0.1**	(1.0)	(5.2)	**0.3**	(5.6)
Retrenchment cost	**(1.5)**	(42.2)	–	**(43.7)**	–
Net operating (loss)/profit	**(9.8)**	13.7	(13.0)	**148.1**	31.8
Impairments	**–**	–	(546.6)	**–**	(546.6)
Other income/(cost)	**8.3**	(6.8)	26.9	**(13.6)**	18.4
(Loss)/profit before taxation	**(1.5)**	6.9	(532.7)	**134.5**	(496.4)
Taxation	**–**	–	3.7	**–**	(2.5)
(Loss)/profit after taxation	**(1.5)**	6.9	(529.0)	**134.5**	(498.9)
Cash flow from/(used in) discontinued operations					
Net cash generated by operating activities	**2.3**	20.2	24.6	**137.1**	89.4
Net cash used in investing activities	**(12.1)**	(21.0)	(27.1)	**(82.9)**	(67.8)
Net cash from financing activities	**–**	–	–	**–**	–
Net cash (used in)/from for the period	**(9.8)**	(0.8)	(2.5)	**54.2**	21.6

2. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of R68.6 million (FY2011: R75.6 million).

3. LOANS AND BORROWINGS
Included in loans and borrowings is a Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD could from time to time issue notes. R108 million was issued on 1 October 2010, consisting of R78 million and R30 million respectively, under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate ("JIBAR") plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured. During the year, DRDGOLD repaid the amount of R78 million.

4. SUBSEQUENT EVENTS

New DMTN programme
DRDGOLD issued notes totalling R111 million on 2 July 2012, consisting of R66 million and R45 million respectively, under the new DMTN Programme. The different notes issued mature 24 and 36 months from the date of issue and bear interest at the three month JIBAR plus a margin ranging from 4.5% to 5% per annum. The DMTN Programme is unconditionally guaranteed by the Group.

Restructuring of all surface operations

On 3 July 2012, DRDGOLD announced the restructuring of the group's surface operations into Ergo in order to improve synergies, effect cost savings and have a simpler group structure. Ergo is a wholly-owned subsidiary of EMO. EMO is 74% held by DRDGOLD, 20% by its black economic empowerment ("BEE") partner, Khumo Gold SPV (Pty) Ltd ("Khumo Gold") and 6% by the DRDSA Empowerment Trust.

Various transactions to give effect to the restructuring have been entered into, in terms of which:

- DRDGOLD sold its 35% direct interest in the ErgoGold unincorporated partnership (ErgoGold – previously the Elsburg Gold Mining Joint Venture) to Ergo for R200 million on loan account;
- Crown Gold Recoveries (Pty) Ltd ("Crown") sold its mining assets (excluding its 50% interest in Ergo), mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo;
- ERPM sold all of its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo; and
- Crown and ERPM will distribute their entire holdings in Ergo to sole shareholder EMO.

Consequently, EMO will hold 100% of Ergo.

All conditions for DRDGOLD's disposal of its 35% direct ErgoGold interest have been met. The ERPM and Crown disposals are subject to the consent of the Minister of Mineral Resources in terms of section 11 of the MPRDA.

5. CONTINGENT LIABILITY

The case of Mr Thembekile Mankayi v AngloGold Ashanti Limited ("AngloGold") regarding litigation in terms of the Occupational Diseases in Mines and Works Act ("ODIMWA") was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgment was awarded in favour of AngloGold. A further appeal that was lodged by Mr Manyaki was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down in March 2011. The judgment allows Mr Mankayi's executor to proceed with the case in the High Court of South Africa. Should anyone bring similar claims against DRDGOLD or any of its subsidiaries in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the company and that it was contracted due to negligence on the company's part. The link between the cause (negligence by the company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)			Metric			Imperial		
			Continuing operations	Discontinued operations*	Total operations	Continuing operations	Discontinued operations*	Total operations
Ore milled (t'000)	Underground	Jun 2012 Qtr	–	59	59	–	65	65
		Mar 2012 Qtr	–	135	135	–	149	149
		Jun 2012 Ytd	–	569	569	–	627	627
	Surface	Jun 2012 Qtr	5 525	430	5 955	6 090	474	6 564
		Mar 2012 Qtr	5 613	711	6 324	6 188	784	6 972
		Jun 2012 Ytd	21 603	2 725	24 328	23 811	3 004	26 815
	Total	Jun 2012 Qtr	5 525	489	6 014	6 090	539	6 629
		Mar 2012 Qtr	5 613	846	6 459	6 188	933	7 121
		Jun 2012 Ytd	21 603	3 294	24 897	23 811	3 631	27 442
Yield (g/t) (oz/t)	Underground	Jun 2012 Qtr	–	4.58	4.58	–	0.134	0.134
		Mar 2012 Qtr	–	4.55	4.55	–	0.132	0.132
		Jun 2012 Ytd	–	3.99	3.99	–	0.117	0.117
	Surface	Jun 2012 Qtr	0.18	0.24	0.19	0.005	0.007	0.005
		Mar 2012 Qtr	0.19	0.27	0.20	0.006	0.008	0.006
		Jun 2012 Ytd	0.20	0.27	0.20	0.006	0.008	0.006
	Total	Jun 2012 Qtr	0.18	0.76	0.23	0.005	0.022	0.007
		Mar 2012 Qtr	0.19	0.95	0.29	0.006	0.028	0.009
		Jun 2012 Ytd	0.20	0.91	0.29	0.006	0.027	0.008
Gold produced (kg)/(oz)	Underground	Jun 2012 Qtr	–	270	270	–	8 681	8 681
		Mar 2012 Qtr	–	614	614	–	19 741	19 741
		Jun 2012 Ytd	–	2 272	2 272	–	73 048	73 048
	Surface	Jun 2012 Qtr	1 002	104	1 106	32 216	3 342	35 558
		Mar 2012 Qtr	1 087	193	1 280	34 947	6 205	41 152
		Jun 2012 Ytd	4 221	734	4 955	135 708	23 597	159 305
	Total	Jun 2012 Qtr	1 002	374	1 376	32 216	12 023	44 239
		Mar 2012 Qtr	1 087	807	1 894	34 947	25 946	60 893
		Jun 2012 Ytd	4 221	3 006	7 227	135 708	96 645	232 353
Cash operating costs (ZAR/kg) (US$/oz)	Underground	Jun 2012 Qtr	–	536 652	536 652	–	1 974	1 974
		Mar 2012 Qtr	–	412 966	412 966	–	1 657	1 657
		Jun 2012 Ytd	–	416 540	416 540	–	1 671	1 671
	Surface	Jun 2012 Qtr	302 221	161 413	288 981	1 161	596	1 108
		Mar 2012 Qtr	267 044	136 617	247 378	1 074	547	994
		Jun 2012 Ytd	272 778	144 166	253 727	1 096	578	1 018
	Total	Jun 2012 Qtr	302 221	432 307	337 579	1 161	1 590	1 278
		Mar 2012 Qtr	267 044	346 875	301 059	1 074	1 391	1 209
		Jun 2012 Ytd	272 778	350 032	304 912	1 096	1 404	1 223
Cash operating costs (ZAR/t) (US$/t)	Underground	Jun 2012 Qtr	–	2 456	2 456	–	264	264
		Mar 2012 Qtr	–	1 878	1 878	–	219	219
		Jun 2012 Ytd	–	1 663	1 663	–	195	195
	Surface	Jun 2012 Qtr	55	39	54	6	4	6
		Mar 2012 Qtr	52	37	50	6	4	6
		Jun 2012 Ytd	53	39	52	6	5	6
	Total	Jun 2012 Qtr	55	331	77	6	35	9
		Mar 2012 Qtr	52	331	88	6	39	10
		Jun 2012 Ytd	53	319	89	6	37	10
Gold and silver revenue (ZAR million) (US$ million)		Jun 2012 Qtr	393.5	140.6	534.1	48.1	16.0	64.1
		Mar 2012 Qtr	458.3	339.8	798.1	59.3	43.5	102.8
		Jun 2012 Ytd	1 764.2	1 240.1	3 004.3	227.8	159.7	387.5
Operating profit/(loss) (ZAR million) (US$ million)		Jun 2012 Qtr	114.8	(10.1)	104.7	13.8	(1.7)	12.1
		Mar 2012 Qtr	162.2	58.7	220.9	21.1	7.5	28.6
		Jun 2012 Ytd	622.2	193.2	815.4	80.3	24.9	105.2
Capital expenditure (ZAR million) (US$ million)		Jun 2012 Qtr	82.5	12.1	94.6	10.3	1.4	11.7
		Mar 2012 Qtr	41.2	21.0	62.2	5.3	2.7	8.0
		Jun 2012 Ytd	236.2	82.9	319.1	30.4	10.7	41.1

Discontinued operations represent Blyvoor.

CASH OPERATING COSTS RECONCILIATION

R000 unless otherwise stated		Continuing operations	Discontinued operations*	Total operations
Total cash costs	**Jun 2012 Qtr**	**328 465**	**157 176**	**485 641**
	Mar 2012 Qtr	344 314	330 400	674 714
	Jun 2012 Ytd	1 322 672	1 117 622	2 440 294
Movement in gold in process	**Jun 2012 Qtr**	**24 147**	**11 015**	**35 162**
	Mar 2012 Qtr	(5 870)	(1 202)	(7 072)
	Jun 2012 Ytd	9 427	5 283	14 710
Less: Assessment rates, rehabilitation and other	**Jun 2012 Qtr**	**22 218**	**1 419**	**23 637**
	Mar 2012 Qtr	27 159	2 597	29 756
	Jun 2012 Ytd	101 195	9 572	110 767
Less: Retrenchment costs	**Jun 2012 Qtr**	**–**	**1 577**	**1 577**
	Mar 2012 Qtr	–	42 170	42 170
	Jun 2012 Ytd	–	43 747	43 747
Less: Corporate and general administration costs	**Jun 2012 Qtr**	**27 568**	**3 512**	**31 080**
	Mar 2012 Qtr	21 008	4 503	25 511
	Jun 2012 Ytd	79 504	17 389	96 893
Cash operating costs	**Jun 2012 Qtr**	**302 826**	**161 683**	**464 509**
	Mar 2012 Qtr	290 277	279 928	570 205
	Jun 2012 Ytd	1 151 400	1 052 197	2 203 594
Gold produced (kg)	**Jun 2012 Qtr**	**1 002**	**374**	**1 376**
	Mar 2012 Qtr	1 087	807	1 894
	Jun 2012 Ytd	4 221	3 006	7 227
Total cash operating costs (R/kg)	**Jun 2012 Qtr**	**302 221**	**432 307**	**337 579**
	Mar 2012 Qtr	267 044	346 875	301 059
	Jun 2012 Ytd	272 778	350 032	304 912
Total cash operating costs (US$/oz)	**Jun 2012 Qtr**	**1 161**	**1 590**	**1 278**
	Mar 2012 Qtr	1 074	1 391	1 209
	Jun 2012 Ytd	1 096	1 404	1 223

Discontinued operations represent Blyvoor.



DIRECTORS (*British)(American)**
Executives: DJ Pretorius *(Chief Executive Officer)*,
CC Barnes *(Chief Financial Officer)*
Independent non-executives: GC Campbell* *(Non-Executive Chairman)*,
RP Hume, EA Jeneker, J Turk** · **Company Secretary:** TJ Gwebu

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel: +27 (0)11 470 2600   Fax: +27 (0)11 470 2618
Web: http://www.drdgold.com
Quadrum Office Park · Building 1 · 50 Constantia Boulevard
Constantia Kloof Ext 28 · South Africa
PO Box 390 · Maraisburg 1700 · South Africa